As filed with the Securities and Exchange Commission on November 30, 2023

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Prospect Capital Corporation
(Name of Persons Filing Statement)

5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock
(Title of Class of Securities)
74348T 565
(CUSIP Number of Class of Securities)

John F. Barry III
Prospect Capital Corporation
10 East 40th Street, 42nd Floor
New York, New York 10016
(212) 448-0702
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael K. Hoffman, Esq.	Kenneth E. Burdon, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West	500 Boylston Street
New York, New York 10001	Boston, MA 02116
(212) 735-3406	(617) 573-4800

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.
	Amount Previously Paid:	Filing Parties:
	Form or Registration No.:	Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

☒ Check the box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on October 30, 2023 (the “Schedule TO”) by Prospect Capital Corporation, a Maryland corporation (the “Company”), and relates to the offer by the Company (the “Tender Offer”) to purchase, upon the terms and subject to the conditions set forth in the Offer to Purchase, as previously filed with as Exhibit (A)(1)(ii) to the Schedule TO (the “Offer to Purchase”), up to 5,882,351 outstanding shares of 5.35% Series A Fixed Rate Cumulative Perpetual Preferred Stock (individually, a “Share”, and if two or more, the “Shares”), for cash in an amount equal to $15.877396 per share, plus accrued dividends, if any.
The purpose of this Amendment No. 1 is to amend and supplement the Schedule TO to provide the final results of the Tender Offer. Only those items amended are reported in this Amendment No. 1. Except as amended as specifically set forth below, the information contained in the Schedule TO and the Offer to Purchase, and the other exhibits previously filed with the Schedule TO, remain unchanged and this Amendment No. 1 does not modify any of the information previously reported on Schedule TO and in the Offer to Purchase. You should read this Amendment No. 1 together with the Schedule TO and the Offer to Purchase. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase or the Schedule TO.
This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934.
1.The Tender Offer expired at 5:00 p.m. Eastern time, on November 29, 2023 (the “Expiration Date”).

2. 631,194 Shares were validly tendered and not withdrawn prior to the Expiration Date, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Tender Offer as outlined in the Offer to Purchase.

3.The payment of the Purchase Price of the Shares tendered will be made on December 4, 2023 to the Holders whose tenders were accepted for purchase by the Company in accordance with the terms of the Offer to Purchase. Each Share will be purchased for total consideration of $16.00, inclusive of accrued dividends.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSPECT CAPITAL CORPORATION

By: /s/ M. Grier Eliasek
Name: M. Grier Eliasek
Title: President and Chief Operating Officer
Dated: November 30, 2023